Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Second Half and Full Year 2025

Hangzhou, March 24, 2026— UTStarcom (the Company) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months and full year ended December 31, 2025, and provided a business update.

Business Update

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Strategic Pivot to AI Networking. UTStarcom recognizes AI Networking as a major market opportunity and is shifting its primary innovation and development efforts toward this sector, leveraging its deep heritage in cutting-edge optical networking technologies and intelligent network automation to address the infrastructure demands of the AI era. Amid the explosive growth of AI processing requirements, the need for highly efficient, low-latency backend networking has become a critical bottleneck. UTStarcom is addressing this challenge by focusing on the development of a comprehensive Optical Circuit Switching (OCS) solution designed for both scale-up and scale-out AI Data Center (AI DC) architectures. By utilizing a purely optical path and eliminating optical-electrical-optical (O-E-O) conversions in suitable AI DC network applications , UTStarcom’s OCS technology is engineered to deliver massive bandwidth, lower latency, deterministic network behavior, reduced power consumption and cooling requirements, and optimized AI network cost. The Company initiated the development work in 2H 2025, with a functional prototype expected to debut in 2H 2026.
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Carrier-grade disaggregated routers hardware supply. Following the award of the China Telecom Research Institute RFP for the manufacturing of 5G transport network routers for China Telecom’s STN network and the execution of the associated frame agreements in early 2025, the Company received its initial purchase order under this framework and successfully delivered the products to the customer in 2H 2025.
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Network expansion for a Mobile Network Operator in Europe. In 2H 2025, UTStarcom received a purchase order for a batch of NetRing TN704ES, the product that was developed earlier specifically to meet the customer's network expansion requirements.
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Post-sale support services to customers globally. In 2H 2025, the Company continued to provide support to its customers around the world in accordance with existing support and maintenance contracts for products such as NetRing PTN, SyncRing, IMS, SSTP.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “We have made great efforts in our current products, including research and development, manufacturing, and marketing. However, the results have not met our expectations due to intense market competition. Looking ahead, we aim to explore new directions and products related to AI networking. Artificial intelligence has tremendous potential and is expected to impact nearly every aspect of business and daily life. With our long-term expertise and experience in communication system development, we believe we are well positioned to expand into this new area and expect to achieve meaningful progress and results.”

Second Half and Full Year 2025 Financial Results (Unaudited)

Summary of 2H 2025 Key Financials (Unaudited)

	2H 2025	2H 2024	Y/Y Change
Revenue	$4.3	$5.2	-17.3%
Gross Profit	$0.3	$1.2	-75.0%
Operating Expenses	$4.7	$4.9	-4.1%
Operating Loss	($4.4)	($3.7)	($0.7)
Net Loss	($4.2)	($2.4)	($1.8)
Basic EPS	($0.46)	($0.26)	($0.20)
Cash Balance (including Restricted Cash)	$42.4	$53.1	-20.2%

Summary of Full Year 2025 Key Financials (Unaudited)

	2025	2024	Y/Y Change
Revenue	$9.0	$10.9	-17.4%
Gross Profit	$1.1	$2.9	-62.1%
Operating Expenses	$9.6	$10.2	-5.9%
Operating Loss	($8.5)	($7.3)	($1.2)
Net Loss	($8.0)	($4.4)	($3.6)
Basic EPS	($0.87)	($0.48)	($0.39)
Cash Balance (including Restricted Cash)	$42.4	$53.1	-20.2%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All amounts are in U.S. Dollars millions except for Earnings Per Share (EPS)

Total Revenues

Six months ended December 31, 2025

Total revenues for the second half of 2025 were $4.3 million, compared to $5.2 million in the corresponding period in 2024.

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Net equipment sales for the second half of 2025 were $0.2 million, a decrease of 65.9% from $0.6 million in the corresponding period in 2024. The decrease was mainly due to decreased revenue from customers in India.
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Net services sales for the second half of 2025 were $4.1 million, a decrease of 9.0% from $4.6 million in the corresponding period in 2024. The decrease was mainly due to the completion of current projects and no new major projects in India.

Twelve months ended December 31, 2025

2025 total revenues were $9.0 million, a decrease of 17.5% from $10.9 million in 2024.

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2025 net equipment sales were $0.8 million, a decrease of 46.6% from $1.4 million in the corresponding period in 2024. The decrease was mainly due to decreased revenue from customers in India.

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2025 net services sales were $8.2 million, a decrease of 13.1% from $9.5 million in 2024. The decrease was mainly due to the completion of current projects and no new major projects in India.

Gross Profit

Six months ended December 31, 2025

Gross profit was $0.3 million, or 6.9% of net sales, for the second half of 2025, compared to $1.2 million, or 23.1% of net sales, in the corresponding period in 2024.

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Equipment gross loss for the second half of 2025 was $0.5 million, compared to gross profit of $0.1 million in the corresponding period in 2024. Equipment gross margin for the second half of 2025 was (232%), compared to 16.2% for the corresponding period in 2024. The decrease in gross margin was due to lower equipment revenue, an increase in inventory reserves, and a change in expected recovery of cost from suppliers.
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Service gross profit for the second half of 2025 was $0.8 million, compared to $1.1 million in the corresponding period in 2024. Service gross margin for the second half of 2025 was 19.0%, compared to 24.0% for the corresponding period in 2024, due to fixed labor cost with lower service revenue.

Twelve months ended December 31, 2025

2025 gross profit was $1.1 million, or 11.7% of net sales, compared to $2.9 million, or 26.7% of net sales, in 2024.

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2025 equipment gross loss was $0.7 million, compared to gross profit $0.2 million in 2024. 2025 equipment gross margin was (86.6%), compared to 13.0% in 2024. The decrease in gross margin was due to lower equipment revenue, an increase in inventory reserves, and a change in expected recovery of cost from suppliers.

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2025 service gross profit was $1.7 million, compared to $2.7 million in 2024. 2025 service gross margin was 20.7%, compared to 28.7% in 2024, due to fixed labor cost with lower service revenue.

Operating Expenses

Six months ended December 31, 2025

Operating expenses for the second half of 2025 were $4.7 million, compared to $4.9 million in the corresponding period in 2024.

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Selling, general and administrative (“SG&A”) expenses for the second half of 2025 were $2.4 million, compared to $2.4 million in the corresponding period in 2024.

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Research and development (“R&D”) expenses for the second half of 2025 were $2.3 million, compared to $2.5 million in the corresponding period in 2024, lower due to decreased personnel cost resulting from cost reduction initiatives.

Twelve months ended December 31, 2025

2025 operating expenses were $9.6 million, compared to $10.2 million in 2024.

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2025 SG&A expenses were $4.9 million, compared to $5.1 million in 2024. The decrease was mainly due to continued tight cost controls.

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2025 R&D expenses were $4.6 million, compared to $5.1 million in 2024, lower due to decreased personnel cost resulting from cost reduction.

Operating Loss

Operating loss for the second half of 2025 was $4.4 million, compared to $3.7 million in the corresponding period in 2024.

Full year 2025 operating loss was $8.6 million, compared to $7.3 million in 2024.

Interest Income, Net

Net interest income for the second half of 2025 was $1.1 million, compared to $1.5 million in the corresponding period in 2024.

Full year 2025 net interest income was $2.2 million, compared to $2.8 million in 2024. The decrease was mainly due to lower interest income in China and the United States.

Other Income (Expenses), Net

Net other income for the second half of 2025 was $0.1 million, compared to net other income of $0.1 million in the corresponding period in 2024.

Full year 2025 net other expense was $0.01 million, compared to net other income of $0.9 million in 2024.

Net Loss

Net loss attributable to shareholders for the second half of 2025 was $4.2 million, compared to $2.4 million in the corresponding period in 2024. Basic net loss per share for the second half of 2025 was $0.46, compared to $0.26 for the corresponding period in 2024.

Full year 2025 net loss attributable to shareholders was $8.0 million, compared to $4.4 million in 2024. 2025 basic net loss per share was $0.87, compared to $0.48 in 2024.

Cash Flow

Cash used in operating activities in the second half of 2025 was $4.3 million, cash used in investing activities was $1.0 million, and cash provided by financing activities was nil. As of December 31, 2025, UTStarcom had cash, cash equivalents and restricted cash of $42.4 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the effect of the COVID-19 pandemic on the Company’s business, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2025	2024
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$33,695	$43,913
Notes receivable, net	321	659
Short-term investments	701	165
Accounts receivable, net	4,466	4,849
Inventories and deferred costs	1,718	2,207
Short-term restricted cash	6,693	6,824
Prepaid and other current assets	3,959	4,454
Total current assets	51,553	63,071
Long-term assets:
Property, plant and equipment, net	709	476
Operating lease right-of-use assets, net	966	1,399
Long-term restricted cash	1,987	2,406
Other long-term assets	690	848
Total long-term assets	4,352	5,129
Total assets	$55,905	$68,200

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$4,170	$7,008
Customer advances	27	769
Deferred revenue	12	62
Income tax payable	8,734	8,163
Operating lease liabilities, current	801	1,184
Other current liabilities	4,269	4,342
Total current liabilities	18,013	21,528
Long-term liabilities:
Operating lease liabilities, non-current	330	404
Long-term deferred revenue and other liabilities	1,063	1,042
Total liabilities	19,406	22,974

Total equity	36,499	45,226
Total liabilities and equity	$55,905	$68,200

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
	(In thousands, except per share data)
Net sales	$4,344	$5,159	$8,978	$10,878
Cost of net sales	4,044	3,968	7,927	7,972
Gross profit	300	1,191	1,051	2,906
	6.9%	23.1%	11.7%	26.7%
Operating expenses:
Selling, general and administrative	2,384	2,412	4,964	5,152
Research and development	2,320	2,510	4,644	5,085
Total operating expenses	4,704	4,922	9,608	10,237

Operating loss	(4,404)	(3,731)	(8,557)	(7,331)

Interest income, net	1,086	1,459	2,241	2,791
Other income (expense), net	149	49	(12)	855
Loss before income taxes	(3,169)	(2,223)	(6,328)	(3,685)
Income tax expense	(1,059)	(129)	(1,622)	(683)
Net loss attributable to UTStarcom Holdings Corp.	$(4,228)	$(2,352)	$(7,950)	$(4,368)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.46)	$(0.26)	$(0.87)	$(0.48)
Weighted average shares outstanding—Basic	9,210	9,179	9,190	9,150

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,228)	$(2,352)	$(7,950)	$(4,368)
Depreciation	107	138	207	275
Allowance (recovery) for credit losses	539	(37)	582	(39)
Stock-based compensation expense	57	56	114	117
Gain on release of tax liability due to expiration of the statute of limitations	(10)	(10)	(21)	(21)
Lease amortization	534	544	1,067	1,123
Deferred income taxes	231	154	231	154
Changes in fair value for trading securities investment	20	204	80	(165)
Changes in operating assets and liabilities	(1,537)	(667)	(3,132)	(1,533)
Net cash used in operating activities	(4,287)	(1,970)	(8,822)	(4,457)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(377)	(52)	(423)	(158)
Purchase of short-term investments	(616)	—	(616)	—
Net cash used in investing activities	(993)	(52)	(1,039)	(158)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(1,546)	(873)	(907)	(1,889)
Net decrease in cash and cash equivalents	(6,826)	(2,895)	(10,768)	(6,504)
Cash, cash equivalents and restricted cash at beginning of period	49,201	56,038	53,143	59,647
Cash, cash equivalents and restricted cash at end of period	$42,375	$53,143	$42,375	$53,143